UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 101

(CUSIP Number)

Barry Salzberg

2211 Broadway

Apartment 11m

New York, New York 10024

(732) 688-0693

Copies to:

Matthew C. Franker

Covington & Burling LLP

One CityCenter

850 Tenth Street, N.W.

Washington, D.C. 20001

(202) 662-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.: 09523Q 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Salzberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,936,191(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,820,950(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,565,041(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.6%(4)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (a) 1,192,100 shares of Class B Common Stock of Blue Apron Holdings, Inc. (the “Issuer”) held of record by Barry Salzberg (the “Reporting Person”) and (b) 19,744,091 shares of Class B Common Stock held of record by Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement (the “2014 Annuity Trust”), for which the Reporting Person and his son, Matthew B. Salzberg, serve as co-trustees. The Reporting Person has sole voting control and Matthew B. Salzberg has sole investment control over the securities owned by the 2014 Annuity Trust.

(2)

Consists of (a) 1,192,100 shares of Class B Common Stock held of record by the Reporting Person and (b) 1,628,850 shares of Class B Common Stock held of record by The Salzberg Family 2011 Trust (the “2011 Family Trust”), for which the Reporting Person and his wife, Evelyn Salzberg, serve as co-trustees. The Reporting Person has sole investment control and Evelyn Salzberg has sole voting control over securities owned by the 2011 Family Trust.

(3)

Consists of (a) 1,192,100 shares of Class B Common Stock held of record by the Reporting Person, (b) 19,744,091 shares of Class B Common Stock held of record by the 2014 Annuity Trust and (c) 1,628,850 shares of Class B Common Stock held of record by the 2011 Family Trust. Additionally, pursuant to the 2018 Estate Planning Transactions (defined below), the Reporting Person has sole voting control over an indeterminate number of shares of Class B Common Stock of the Issuer held in MS 2018 Trust I and MS 2018 Trust II (together, the “2018 Trusts”), for which the Reporting Person and his son, Matthew B. Salzberg, serve as co-trustees. The Reporting Person has sole voting control and Matthew B. Salzberg has sole investment control over securities owned by the 2018 Trusts. For more information on the 2018 Estate Planning Transactions, see Items 3-5 below.

(4)

Based upon 62,222,905 shares of Class A common stock outstanding as of June 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2018. Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person by (b) the sum of (i) 62,222,905 shares of Class A Common Stock outstanding as of June 30, 2018, and (ii) 22,565,041 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Clauses (a) and (b) of this footnote each exclude an indeterminate number of shares of Class B Common Stock owned by the 2018 Trusts.

As provided in the Issuer’s Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfers, whether or not for value, except for certain permitted transfers (including pursuant to the 2018 Estate Planning Transactions) described in the Issuer’s Restated Certificate of Incorporation.

Explanatory Note

The number of shares of the Issuer’s common stock reported in this statement on Schedule 13D (this “Statement”) was previously reported by the Reporting Person on a Schedule 13G, dated February 12, 2018, pursuant to Rule 13d-1(d) under the Exchange Act. By virtue of the 2018 Estate Planning Transactions described herein, the Reporting Person acquired beneficial ownership over an indeterminate number of shares of the Issuer’s Class B Common Stock on August 6, 2018. When these shares are quantified, the number of shares acquired by the Reporting Person pursuant to the 2018 Estate Planning Transactions is expected to exceed 2% of the Issuer’s outstanding Class A Common Stock, which gives rise to a requirement that the Reporting Person file this Schedule 13D. This Statement will be amended promptly following the calculation of the number of shares of Class B Common Stock transferred in the 2018 Estate Planning Transactions.

Item 1.   Security and Issuer.

This Statement relates to the Issuer’s Class A Common Stock, par value $0.0001 per share, which is registered under Section 12(b) of the Exchange Act and listed on the New York Stock Exchange (the “Class A Common Stock”). In addition, the Issuer has outstanding shares of its Class B Common Stock, par value $0.0001 per share, which is convertible into Class A Common Stock on a one-for-one basis upon certain transfers of such shares or at the holder’s election (the “Class B Common Stock” and, with the Class A Common Stock, the “Common Stock”). The principal executive offices of the Issuer are located at 40 West 23rd Street, New York, New York 10010.

Item 2.   Identity and Background.

(a) This Statement is being filed by the Reporting Person. This Statement reflects the holdings of the Reporting Person as well as the 2018 Estate Planning Transactions undertaken by Reporting Person’s son, Matthew B. Salzberg. For more details regarding the 2018 Estate Planning Transactions, please refer to Items 3-5 below.

(b) The business address of the Reporting Person is 2211 Broadway, Apartment 11m, New York, New York 10024.

(c) The principal occupation of the Reporting Person is corporate director. Prior to his retirement, the Reporting Person served as Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited.

(d) - (e) During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds of Other Consideration.

On August 6, 2018, Matthew B. Salzberg transferred approximately $5.59 million of the Issuer’s Class B Common Stock to MS 2018 Trust I and approximately $5.59 million of the Issuer’s Class B Common Stock to MS 2018 Trust II (such transfers are referred to as the “2018 Estate Planning Transactions”). The Reporting Person and Matthew B. Salzberg serve as co-trustees of the 2018 Trusts. The Reporting Person has sole voting control and Matthew B. Salzberg has sole investment control over securities owned by the 2018 Trusts. Neither the Reporting Person nor Matthew B. Salzberg received any consideration in exchange for the transfers made pursuant to the 2018 Estate Planning Transactions.

Prior to the 2018 Estate Planning Transactions, the Reporting Person beneficially owned 22,565,041 shares of the Issuer’s Class B Common Stock. The number of shares of Class B Common Stock transferred by Matthew B. Salzberg to the 2018 Trusts pursuant to the 2018 Estate Planning Transactions cannot be determined until such time that a valuation of the transferred Class B Common Stock is completed. Upon completion of such valuation, the number of shares of Class B Common Stock transferred to the 2018 Trusts will be quantified and this Statement will be amended to report such information.

As provided in the Issuer’s Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfers, whether or not for value, except for certain permitted transfers (including pursuant to the 2018 Estate Planning Transactions) described in the Issuer’s Restated Certificate of Incorporation.

Item 4.   Purpose of Transaction.

As stated above, Matthew B. Salzberg’s transfer of approximately $11.8 million of shares of the Issuer’s Class B Common Stock to the 2018 Trusts was made for estate planning purposes.

The Reporting Person does not currently have any plans or proposals which relate to or would result in:

(a)         the acquisition or disposition of additional securities of the Issuer; provided, however, that the Reporting Person reserves the right to acquire additional securities of the Issuer for investment purposes or to dispose of securities of the Issuer at any time;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any material change in the Issuer’s present business or corporate structure;

(g)          changes in the Issuer’s present charter, bylaws or similar instruments, or such other actions which may impede the acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)            any action similar to those enumerated above.

The Reporting Person, may, from to time, review or reconsider his position and formulate plans or proposals with respect to items (a) through (j) above, but has no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.

(a) As of June 30, 2018, there were 62,222,905 shares of Class A Common Stock outstanding. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 22,565,041 shares of Class A Common Stock, representing approximately 26.6%(1) of the issued and outstanding shares of Class A Common Stock of the Issuer.

(b) As of the date of this Statement, the Reporting Person has sole voting control over 20,936,191 shares of the Issuer’s Class B Common Stock and sole dispositive power over 2,820,950 shares of the Issuer’s Class B Common Stock. Additionally, the Reporting Person has sole voting control over an indeterminate number of shares of Class B Common Stock of the Issuer held in the 2018 Trusts, for which the Reporting Person serves as co-trustee. As described herein, the Reporting Person’s shares of Class B Common Stock are convertible into Class A Common Stock on a one-for-one basis upon certain transfers of such shares or at the holder’s election.

(1)  Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person by (b) the sum of (i) 62,222,905 shares of Class A Common Stock outstanding as of June 30, 2018, and (ii) 22,565,041 shares of Class A Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Clauses (a) and (b) of this footnote each exclude an indeterminate number of shares of Class B Common Stock owned by the 2018 Trusts.

(c) Transactions Effected During the Past 60 Days:

Except for the transfer of an indeterminate number of shares of Class B Common Stock pursuant to the 2018 Estate Planning Transactions, as described herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

With the exception of the trust arrangements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, or between the Reporting Person and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

BARRY SALZBERG

/s/ Barry Salzberg

Dated: August 15, 2018